Michael Kaplan +1 212 450 4111 Michael.kaplan@davispolk.com davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017

April 28, 2022

Re:	Bausch + Lomb Corporation

Amendment No. 1 to Registration Statement on Form S-1

Filed March 31, 2022

File No. 333-262148

CONFIDENTIAL

Mr. David Gessert

Mr. Tim Buchmiller

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E., Room 4415

Washington, DC 20549-4631

Dear Messrs. Gessert and Buchmiller:

On behalf of our client, Bausch + Lomb Corporation, a company incorporated under the Canada Business Corporations Act (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-262148) (the “Registration Statement”) contained in the Staff’s letter dated April 13, 2022. In response to these comments, the Company has revised the Registration Statement and is publicly filing a revised draft of the Registration Statement together with this response letter. The Registration Statement also contains certain additional updates and revisions.

Set forth below is the Company’s response to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response and a summary of the responsive actions taken. Capitalized terms used but not defined herein are used herein as defined in the Registration Statement.

Mr. David Gessert Mr. Tim Buchmiller Division of Corporation Finance Office of Life Sciences U.S. Securities and Exchange Commission	2	April 28, 2022

Amendment No. 1 to Registration Statement on Form S-1 filed March 31, 2022

The Separation and the Distribution

The Separation, page 85

1.	Please file your agreement with BHC and Solta Medical Corporation as an exhibit to your registration statement, or advise.

Response:	In response to the Staff’s comment, we have filed the agreement with BHC and Solta Medical Corporation as exhibit 10.24 to the Registration Statement.

Note 18. Legal Proceedings

U.S. Securities Litigation – New Jersey Declaratory Judgment Lawsuit, page F-47

2.

Please revise to add a separately captioned risk factor related to your disclosure that your parent, Bausch Health Companies Inc. (“BHC”), and Bausch + Lomb were named in a declaratory judgment action, brought by investors in BHC’s common shares and debt securities who are also maintaining individual securities fraud claims against BHC, seeking a declaratory judgment that the transfer of BHC assets to Bausch + Lomb would constitute a voidable transfer and that Bausch + Lomb would become liable for damages awarded against BHC in the individual opt-out actions.

Response:	In response to the Staff’s comment, we have revised the disclosure on pages 62 and 63 of the Registration Statement.

Mr. David Gessert Mr. Tim Buchmiller Division of Corporation Finance Office of Life Sciences U.S. Securities and Exchange Commission	3	April 28, 2022

Please do not hesitate to contact me at (212) 450-4111, (212) 701-5111 (fax) or michael.kaplan@davispolk.com, Marcel Fausten at (212) 450-4389, (212) 701-5389 (fax) or marcel.fausten@davispolk.com or Stephen Byeff at (212) 450-4715, (212) 701-5715 (fax) or stephen.byeff@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,
/s/ Michael Kaplan Michael Kaplan

cc:	Via E-mail

Joseph C. Papa, Chief Executive Officer of the Company

Sam Eldessouky, Chief Financial Officer of the Company

Christina Ackermann, Executive Vice President & General Counsel and President,

Ophthalmic Pharmaceuticals of the Company

Mark Bode, PricewaterhouseCoopers LLP

Marcel Fausten, Davis Polk & Wardwell LLP

Stephen Byeff, Davis Polk & Wardwell LLP